Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and six months ended April 30, 2018 and 2017

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.

Condensed Consolidated Interim Financial Statements of
For the six months ended April 30, 2018

(Expressed in United States Dollars)

Notice of No Auditors Review of Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended April 30, 2018 which have been prepared by and are the responsibility of the Company’s management.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1. Reporting Entity and Nature of Business
2. Going Concern
3. Basis of Presentation
4. Continuity of Significant Accounting Policies and Reporting Procedures
5. Deposits and Other Receivables
6. Development Costs
7. Patents
8. Share Capital, Stock Options and Loss per Share
9. Bridge Loans
10. Income Taxes
11. Expenses
12. Management Compensation and Related Party Transactions
13. Commitments
14. Contingencies
15. Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	April 30,	October 31,
	2018	2017
Assets
Current assets:
Cash	$19,327	$9,189
Deposits and other receivables (Note 5)	131,814	466,170
	151,141	475,359

Property and equipment, net	8,117	9,822
Patents, net (Note 7)	438,725	431,462
	$597,983	$916,643

Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,153,160	$1,361,998
Bridge loans (Note 9)	2,549,214	2,489,017
Derivative liability (Note 9)	1,701,518	489,734
	$5,403,892	$4,340,749
Shareholders' Deficiency
Share capital: (Note 8) Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 236,009,172 common shares (2017: 228,562,711) (Note 8)	$80,855,594	$80,198,194
Equity component of bridge loans (note 9)	106,933	62,050
Contributed surplus	27,360,676	27,360,676
Deficit	(113,129,112)	(111,045,026)
	(4,805,909)	(3,424,106)
	$597,983	$916,643

Going Concern (Note 2)
Commitments (Note 13)
Contingencies (Note 14)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"Alex Dey" (Signed)
Alex Dey, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

For the three and six months ended April 30,

	Three months Ended April 30		Six months Ended April 30
	2018	2017	2018	2017

Costs and expenses :
Administration (Note 11)	$164,343	$72,132	$298,270	$146,570
Professional, other fees and salaries (Note 11)	186,904	491,967	391,250	903,175
Stock based compensation (Note 8)	-	-	-	442,206
Development costs (Note 6)	66,919	129,399	69,286	220,857
Travel and entertainment	26,093	35,018	48,146	64,116
Amortization of property and equipment	850	1,060	1,703	2,124
Amortization of patents (Note 7)	38,140	31,660	77,119	61,065
Foreign exchange translation	(3,831)	91,455	76,591	97,009
Loss from operations	(479,418)	(852,691)	(962,365)	1,937,122

Other (income) expense
Interest expense (Note 9)	114,327	155,473	222,978	315,114
Accretion expense (Note 9)	549,444	156,847	894,614	297,759
(Gain) loss on revaluation of derivative liability (Note 9)	(1,376,406)	(1,289,544)	43,270	(242,576)
Net (gain) loss on extinguishment of debt (Note 9)	25,612	-	(39,141)	-

Net income (loss) before income taxes	207,605	124,532	(2,084,086)	(2,307,420)

Income taxes (Note 10)	-	-	-	-

Net income (loss) and comprehensive income (loss)	$207,605	$124,532	$(2,084,086)	$(2,307,420)

Loss per share - basic and diluted (Note 8)	-	-	$(0.01)	$(0.01)

Weighted average number of shares (Note 8)	233,671,744	204,726,575	231,405,881	204,636,870

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and six months ended April 30,

	Three Months Ended April 30		Six Months Ended April 30
	2018	2017	2018	2017
Cash flows from operating activities:
Net income (loss)	$207,605	$124,532	$(2,084,086)	$(2,307,420)
Adjustments to reconcile income to net cash used in operating activities:
Amortization of patents and intangible assets	38,140	31,660	77,119	61,065
Amortization of property and equipment	850	1,060	1,703	2,124
Accretion expense	549,444	156,847	894,614	297,759
Net (gain) loss on extinguishment of bridge loans	25,612	-	(39,141)
(Gain) on revaluation of derivative liabilities	(1,376,406)	(1,289,544)	43,270	(242,576)
Stock based compensation	-	-	-	442,206
Increase (decrease) in deposits and other receivables	135,972	(2,988)	562,306	(11,712)
(Decrease) increase in accounts payable and accrued liabilities	(83,554)	356,516	(350,762)	141,448
Net cash used in operating activities	(502,337)	(621,917)	(894,977)	(1,617,106)

Cash flows from investing activities:
Purchase of property and equipment	-	-	-	(3,807)
Patents	(25,411)	(52,426)	(84,382)	(67,642)
Net cash used in investing activities	(25,411)	(52,426)	(84,382)	(71,449)

Cash flows from financing activities:
Issue of common shares	61,334	162,710	271,361	219,223
Bridge loans advances	393,057	325,905	916,276	992,982
Bridge loan repayments	(88,148)	(78,175)	(406,118)	(155,580)
Bridge loan interest accrued	114,327	155,473	222,978	315,114
Subscription received	-	62,271	-	62,271
Repayment of advance from related party	-	-	(15,000)
Net cash provided by financing activities	480,570	628,184	989,497	1,434,010

Increase (decrease) in cash	(47,178)	(46,159)	10,138	(254,545)

Cash, beginning of period	66,505	79,742	9,189	288,128

Cash, end of period	$19,327	$33,583	$19,327	$33,583

Supplemental cash flow information:
Interest paid (classified in operating activities)	72,441	78,175	77,405	155,579
Shares issued on settlement of accounts payable	-		5,978

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit)
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Subsriped	Deficit	Total
	Shares		surplus	of Bridge loan	received

Balance at November 01, 2016	204,388,569	75,855,139	26,918,470	23,075		(106,698,826)	(3,902,142)

Private placements of shares for cash (Note 13)	1,091,666	219,222	-	-	-	-	219,222
Common shares issued against payable	147,643	28,584	-	-	-	-	28,584
Stock based compensation	-	-	442,206	-	-	-	442,206
Subcription received	-	-	-	-	62,271	-	62,271
Treasury shares cancelled (Note 12)	(750,000)	-	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-		(2,307,420)	(2,307,420)
Balance at April 30, 2017	204,877,878	$76,102,945	$27,360,676	$23,075	$62,271	$(109,006,246)	$(5,457,279)

Balance at November 1, 2017	228,562,711	80,198,194	27,360,676	62,050	-	(111,045,026)	(3,424,106)
Private placements of shares for cash (Note 8)	2,937,887	271,361	-	-	-	-	271,361
Common shares issued against payable	79,765	10,649	-	-	-	-	10,649
Bridge loan converted into common shares	4,428,809	375,390	-	-	-	-	375,390
Bridge loan renewal	-	-	-	44,883	-	-	44,883
Net loss and comprehensive loss	-	-	-	-	-	(2,084,086)	(2,084,086)
Balance at April 30, 2018	236,009,172	$80,855,594	$27,360,676	$106,933	$-	$(113,129,112)	$(4,805,909)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on June 29, 2018.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2018, the Company reported a net loss and comprehensive loss of $2,084,086 (2017 - $2,307,420) and negative cash flow used in operations of $894,977 (2017 - $1,617,106). The Company’s working capital deficiency as at April 30, 2018 is $3,551,233 excluding consideration of the non-cash derivative liability as reported (as at October 31, 2017 – $3,375,656)

The Company’s success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2018; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended October 31, 2017 issued on March 2, 2018 and which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB.

These condensed consolidated interim financial statements were approved by the Board of Directors of the Company and authorized for issuance on June 29, 2018.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s and wholly-owned subsidiaries functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as reported in the audited consolidated financial statements for the year ended October 31, 2017 and unchanged at April 30, 2018. These include estimates and assumptions utilized in determining fair values as required under IFRS, estimates related to the recovery of deferred development costs, capitalization criteria for patents, impairment of long-lived assets, deferred income taxes, functional currency and the assessment of material uncertainties.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

a)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2017 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the period ending April 30, 2018.

b)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending April 30, 2018 from those disclosed at October 31, 2017.

c)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending April 30, 2018 from those disclosed at October 31, 2017.

d)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of April 30, 2018, the financial risks have not significantly changed since October 31, 2017. The Company continues to closely monitor its working capital position.

e)

New standards and interpretations issued but not yet adopted: The disclosures reported at October 31, 2017 relating to IFRS 15, IFRS 9, IAS7 and IFRS 16 remain valid at April 30, 2018. The Company is currently assessing the impact of these standards which are effective for future reporting periods.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as deposits and other receivables consists of:

	April 30,	October 31,
	2018	2017

Accounts receivable	$10,000	$415,857
Prepaid insurance and other	121,814	50,313
	$131,814	$466,170

The allowance for doubtful accounts on deposit and other receivable was $Nil at April 30, 2018 (at October 31, 2017 $Nil).

6.	DEVELOPMENT COSTS

To date, the Company has recovered from its development partners a portion of the costs it has incurred as development costs coincident with meeting milestones as stipulated in development contracts.

The Company wrote-off the capitalized cost of $3,613,118 in the third quarter of the year ended October 31, 2016 to reduce the carrying value of those projects to a value of nil given the uncertainty of realization of these costs. The Company anticipates that it may realize commercial economic benefits from the exploitation of these development projects in the future. Development costs incurred since August 1, 2016 have been charged to expense in the period incurred; previously development costs incurred were capitalized. In the six months ended April 30, 2018 the Company incurred $69.286 (2017: $420,857) of development costs and recovered $ Nil (2017: $200,000) from its development partners.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

7.	PATENTS

Cost
At November 1, 2016	$621,181
Additions	161,647
Year ended October 31, 2017	$782,828

At November 1, 2017	$782,828
Additions	84,382
Six months ended April 30, 2018	$867,210

At November 1, 2016	$217,581
Amortization for the year	133,785
Year ended October 31, 2017	$351,366

At November 1, 2017	$351,366
Amortization for the period	77,119
Six months ended April 30, 2018	$428,485
Net book value at October 31, 2017	$431,462
Net book value at April 30, 2018	$438,725

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$

Balance at October 31, 2016	204,388,569	$75,855,139

Private placement of common shares for cash	3,873,223	719,403
Common shares issued on settlement of accounts payable	547,643	107,708
Common shares issued on settlement of compensation	132,381	21,909
Treasury shares cancelled	(750,000)	-
Bridge loans converted	20,370,895	2,536,963
Reallocation from derivative liability for loan converted	-	20,970
Loss on conversion of bridge loan	-	936,102

Balance at October 31, 2017	228,562,711	$80,198,194

Private placement of common shares for cash	2,937,887	271,361
Bridge loans converted (Note 9)	4,428,809	375,390
Shares issued to settle accounts payable	79,765	10,649

Balance at April 30, 2018	236,009,172	$80,855,594

In the 3 months ended April 30, 2018 the Company completed three $ CDN private placements with arms’ length investors in April 2018 and realized proceeds of $78,000 ($61,334 USD). It issued 565,159 shares with respect to these private placements. It issued 3,051,960 common shares with respect to the conversion of bridge loans totaling $254,823 and it issued 79,765 common shares with respect to the settlement of trade payables in the amount of $10,649.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through April 30, 2018 and changes during the periods is as follows:

		Weighted
		average
		exercise oceeds
	Options	pricerealized
	(000)	$
Outstanding, November 01, 2016	4,395	0.45
Granted	2,890	0.25
Expired	(690)	(0.35)
Outstanding, October 31, 2017	6,595	0.37
Expired	(815)	(0.37)
Outstanding, April 30, 2018	5,780	0.37

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

8.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

The Company has the following stock options outstanding at April 30, 2018:

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

September 16, 2013	495,000	0.27 CDN	0.4	September 16, 2018
February 10, 2014	350,000	0.85	0.8	February 10, 2019
April 25, 2014	230,000	0.64	1.0	April 25, 2019
June 4, 2015	675,000	0.49	2.1	June 4, 2020
August 20, 2015	940,000	0.46	2.3	August 20, 2020
September 30, 2015	250,000	0.40	2.4	September 30, 2020
December 30, 2016	2,840,000	0.25	3.7	December 30, 2021
	5,780,000

All outstanding options at April 30, 2018 are exercisable. In the period ended April 30, 2018, the Company recorded a total expense of $Nil (2017 - $442,206) with respect to the issuance of options issued during the three months then ended, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

2017
Share price	$0.22
Volatility factor	102%
Risk free interest rate	0.72%
Expected life	5 years
Dividend yield	0%
Forfeiture rate	0%

b)	Loss Per Share

The calculation of basic and diluted income or loss per share for the three and six months ended April 30, 2018 was based on the income or loss attributable to common shareholders divided by the weighted average number of common shares outstanding . Diluted income or loss per share does not include the effect of 5,780,000 stock options outstanding as they are anti-dilutive.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

9.	BRIDGE LOANS

2017 Bridge Loans:

1)

The bridge loans outstanding at October 31, 2017 and for the year then ended are summarized as below. In addition, there is an unsecured advance provided by the CEO to the Company of $11,690 which is unsecured and outstanding at October 31, 2017. That amount is included in the total debt reported.

	October 31,2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	855,297	1,633,720	2,489,017
Equity portion of bridge loans	62,050	-	62,050
Derivative Liability	207,855	281,879	489,734
Interest payable at October 31, 2017	4,034	45,829	49,863

	Year ended October 31, 2017
	$USD	$CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	109,895	1,248,206	1,358,101
Interest expense	165,061	501,184	666,245
(Gain)/loss on conversion/ extinguishment of debt	71,059	938,621	1,009,680
(Gain)/loss on revaluation of derivatives	(93,500)	(1,521,322)	(1,614,822)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

2)	The Company completed the following bridge loan transactions in the 2017 fiscal year:

(a)

Certain the 2016 bridge loan were extended on several occasions during 2017, ultimately through October 31, 2017 and thereafter. These exclusions were treated, as appropriate, as either modifications or as extinguishment of the loans with the requisite prescribed accounting measurements reflected.

(b)

Six of the 2016 bridge loans were converted, into common shares during 2017. The Company reflected a loss on conversion of the bridge loans as appropriate, with the requisite prescribed accounting measurements reflected.

(c)	The Company secured a total of 15 additional $CDN denominated bridge loans in 2017 and realized gross proceeds of $1,223,524. One of these bridge loans was repaid in October 2017.

(d)	The Company secured three additional $USD bridge loans in 2017 and realized gross proceeds of $501,500.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

2018 Bridge loans

3)	The bridge loans outstanding at April 30, 2018 and for the three months then ended are summarized as below:

	April 30,2018
	$ USD	$ CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Debt obligations	1,073,977	1,475,237	2,549,214
Equity portion of bridge loans	106,933	-	106,933
Derivative Liability	628,464	1,073,054	1,701,518
Interest payable at April 30, 2018	28,910	56,825	85,735

	Three months April 30, 2018
	$ USD	$ CDN	Total
	denominated loans	denominated loans
	($US)	($US)

Accretion expense	136,533	412,911	549,444
Interest expense	28,410	85,917	114,327
Net (gain)/loss on extinguishment of debt	32,616	(7,004)	25,612
(Gain)/loss on revaluation of derivatives	(67,583)	(1,308,823)	(1,376,406)

The Company completed the following loan transactions in the quarter ending April 30, 2018:

a.

It secured four new bridge loans for total gross proceeds of $353,600 from US investors, each loan with a one year term. These loans have a conversion feature that becomes effective six months after the initiation date.

b.	It issued 3,051,960 common shares with respect to the conversion of bridge loans totaling $254,823.
c.	It renewed /extended 7 bridge loans totaling $1,678,998 for 4 to 6 months.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

10.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $28 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of April 30, 2018 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2026	1,899,204	-	1,899,204
2027	1,597,082	-	1,597,082
2028	-	55,419	55,419
2029	1,636,797	463,510	2,100,307
2030	2,208,466	1,880,897	4,089,363
2031	1,330,532	18,526	1,349,058
2032	1,474,575	325,793	1,800,368
2033	1,787,330	157,463	1,944,793
2034	2,585,661	679,089	3,264,750
2035	2,922,022	570,901	3,492,923
2036	3,429,163	441,019	3,870,182
2037	2,416,427	238,033	2,654,460
	$23,287,259	$4,830,650	$28,117,909

(b)

In addition the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

11.	EXPENSES

Administration

The components of general and administration expenses are as follows:

	2018	2017

General and administrative	$170,275	$31,107
Rent and occupancy cost	36,874	35,362
Office insurance	56,114	28,335
Telephone	5,695	6,698
Investor relations, listing and filling fees	29,312	45,068
	$298,270	$146,570

Professional, Other Fees and Salaries

The components of professional, other fees and salaries expenses are as follows:

	2018	2017

Professional fees	$88,884	$172,322
Consulting fees	173,846	472,684
Salaries and benefits	128,520	258,169
	$391,250	$903,175

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management fees and consulting fees paid or payable to individuals (or companies controlled by such individuals) who serve as officers, directors and employees of the Company. The total compensation paid to such parties is summarized as:

	Q2	Q2
	2018	2017
Cash compensation	$151,742	$387,945
Stock based compensation	-	315,968

	$151,742	$703,913

(b)	In six months ended April 30, 2018, these parties were awarded a total of nil options (2017: 1,950,000 options at an exercise price of $0.25 per option).

(c)	The CEO of the Company provided a $150,000 bridge loan to the Company in December 2017. This loan is included in the bridge loan summary in Note 9.

13.	COMMITMENTS

The Company has extended its lease for premises through July 2022. The lease term is for 5 years and stipulates base monthly rental expenses of $4,005 CDN. Lease commitments are as follows – commitments less than one year of $48,060 CDN, years 2-5: $156,195 CDN.

The Company has certain outstanding commitments to 3rd party subcontractors with respect to development projects. These commitments are as follows- commitments less than one year of $436,204 of which $361,204 was paid in May 2018; commitments between years 2-5, a total of $1,475,334 (included in this amount is $130,752 reported as accounts payable at April 30, 2018; the balance of this commitment will become an obligation as and when this work is commissioned by the Company).

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2018 and 2017

14.	CONTINGENCIES

(a)

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b)

In addition to the above, the Company may be subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. In such cases, the Company accrues a loss contingency for these matters when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

15.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

a.	The Company issued 2,200,000 common stock options to directors, officers, employees and consultants at a strike price of $0.10 USD ($0.13 CDN).

b.	The Company received payment from Chevron of $509,642 with respect to contract work completed.

c.	The Company completed 9 private placements with arms’ length investors and issued 1,986,500 shares, realizing total proceeds of $157,648.

d.

The Company repaid five bridge loans totaling $244,632 at their respective maturity dates and extended 9 bridge loans totaling $1,288,206 at their respective maturity dates for a period of an additional 4 to 6 months.

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